Exhibit 99.1

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

Notice of 2024 Extraordinary General Meeting of Shareholders

To Be Held on April 11, 2024, at 10:00 A.M. EST

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the “Meeting”) of the holders of the Class A Ordinary Shares and Class B Ordinary Shares of Golden Sun Health Technology Group Limited (the “Company”) will be held at 8th Floor, Administration Building, 390 East Tiyuhui road, Hongkou District, Shanghai, China, on April 11, 2024, at 10:00 a.m. EST with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/GSUN2024. Registered shareholders, as well as duly appointed proxyholders, will be able to attend, participate and vote at the Meeting. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Company’s current amended and restated memorandum and articles of association.

The Meeting and any or all adjournments thereof will be held for the following purpose:

1.	to approve a share consolidation that,

effective on April 18, 2024:

a.	the authorised, issued, and outstanding shares of the Company (collectively, the Shares) be consolidated and divided by consolidating:

I.	every ten (10) Class A Ordinary Shares with a par value of US$0.0005 each into one (1) Class A Ordinary Share with a par value of US$0.005 each; and

II.	every ten (10) Class B Ordinary Shares with a par value of US$0.0005 each into one (1) Class B Ordinary Share with a par value of US$0.005 each,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the Share Consolidation);

b.	as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$50,000 divided into 90,000,000 Class A Ordinary Shares with a par value of US$0.0005 each and 10,000,000 Class B Ordinary Shares with a par value of US$0.0005 each to US$50,000 divided into 9,000,000 Class A Ordinary Shares with a par value of US$0.005 each and 1,000,000 Class B Ordinary Shares with a par value of US$0.005 each; and

c.	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

The foregoing item of business is described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for the Share Consolidation.

The Board of Directors has fixed the close of business on March 18, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of Ordinary Shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof. The notice of the Meeting, the proxy statement, and the proxy card will be first sent or made available to shareholders on or about March 26, 2024.

Management is soliciting proxies. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and submit it (i) online at www.proxyvote.com, or (ii) by mail to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If voting by mail, for the proxy to be valid, the duly completed and signed form of proxy must be received on or before 11:59 p.m. Eastern Time the day before the date of Meeting or any adjournment of the Meeting. For the avoidance of doubt, the proxy need not be a shareholder of the Company.

By Order of the Board of Directors,

/s/ Xueyuan Weng
Xueyuan Weng
Chief Executive Officer, Director, and Chairman of the Board of Directors

Shanghai, China

March 21, 2024

GOLDEN SUN HEALTH TECHNOLOGY GROUP LIMITED

Extraordinary General Meeting of Shareholders

April 11, 2024

10:00 A.M. EST

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Golden Sun Health Technology Group Limited (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held on April 11, 2024 at 10:00 a.m. EST. The Company will hold the Meeting at 8th Floor, Administration Building, 390 East Tiyuhui road, Hongkou District, Shanghai, China, and shareholders will be able to attend in person and via live audio webcast online at www.virtualshareholdermeeting.com/GSUN2024. Shareholders will have equal opportunity to participate at the Meeting and engage with the directors, management, and other shareholders of the Company online, regardless of their geographic location.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting in real time. Beneficial shareholders who hold their Class A Ordinary Shares and Class B Ordinary Shares of the Company through a broker, investment dealer, bank, trust corporation, custodian, nominee, or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest and view the webcast, but will not be able to participate in or vote at the Meeting.

Only holders of the Ordinary Shares of the Company of record at the close of business on March 18, 2024 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. One or more members holding Ordinary Shares that represent not less than one-third (1/3) of the outstanding Ordinary Shares carrying the right to vote at the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote. Each Class B Ordinary Share shall entitle the holder thereof to five (5) votes on all matters subject to vote at the Meeting, and each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at the Meeting.

After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

PROPOSAL TO BE VOTED ON

At the Meeting, ordinary resolution will be proposed as follows:

Effective on April 18, 2024:

a.	the authorised, issued, and outstanding shares of the Company (collectively, the Shares) be consolidated and divided by consolidating:

I.	every ten (10) Class A Ordinary Shares with a par value of US$0.0005 each into one (1) Class A Ordinary Share with a par value of US$0.005 each; and

II.	every ten (10) Class B Ordinary Shares with a par value of US$0.0005 each into one (1) Class B Ordinary Share with a par value of US$0.005 each,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the Share Consolidation);

b.	as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$50,000 divided into 90,000,000 Class A Ordinary Shares with a par value of US$0.0005 each and 10,000,000 Class B Ordinary Shares with a par value of US$0.0005 each to US$50,000 divided into 9,000,000 Class A Ordinary Shares with a par value of US$0.005 each and 1,000,000 Class B Ordinary Shares with a par value of US$0.005 each; and

c.	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share.

The Board of Directors recommends a vote “FOR” the Proposal.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out therein and in this proxy statement and vote it (i) online at www.proxyvote.com, or (ii) by mail to: Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Nasdaq’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our annual report to shareholders by visiting the “SEC Filings” heading under the “Financial & Filings” section of the Company’s website at http://www.jtyjyjt.com. If you want to receive a paper or email copy of the Company’s annual report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations Contact of the Company, at tina.xiao@ascent-ir.com.

PROPOSAL NO. 1

APPROVAL OF THE SHARE CONSOLIDATION OF THE COMPANY’S ORDINARY SHARES

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a share consolidation of the Company’s Ordinary Shares at a ratio of one-for-ten. The authorised share capital of the Company shall be amended from US$50,000 divided into 90,000,000 Class A Ordinary Shares with a par value of US$0.0005 each and 10,000,000 Class B Ordinary Shares with a par value of US$0.0005 each, to US$50,000 divided into 9,000,000 Class A Ordinary Shares with a par value of US$0.005 each and 1,000,000 Class B Ordinary Shares with a par value of US$0.005 each, so that every shareholder holding 10 Class A Ordinary Shares of US$0.0005 each will hold 1 Class A Ordinary Share of US$0.005, and every shareholder holding 10 Class B Ordinary Shares of US$0.0005 each will hold 1 Class B Ordinary Share of US$0.005, such consolidated shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Class A Ordinary Shares of US$0.0005 and Class B Ordinary Shares of US$0.0005 each in the capital of the Company as set out in the Company’s articles of association (the “Share Consolidation”), on the effective date of April 18, 2024.

The Share Consolidation must be passed by ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the Meeting by the shareholders present in person or represented by proxy and entitled to vote at the Meeting.

The Share Consolidation will be implemented simultaneously for all Ordinary Shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Purpose of the Share Consolidation

The Company’s Class A Ordinary Shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “GSUN.” Among other requirements, the listing maintenance standards established by Nasdaq require the Class A Ordinary Shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the Class A Ordinary Shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the Class A Ordinary Shares do not close at a minimum bid price of $1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the Ordinary Shares.

On September 22, 2023, the Company received a written notification from the Nasdaq Stock Market LLC notifying the Company that it was not in compliance with the Minimum Bid Price Rule, and the Company was provided 180 calendar days, or until March 20, 2024, to regain compliance.

On March 21, 2024, the Company received a determination from the Nasdaq Stock Market LLC notifying the Company that it had not regained compliance with the Minimum Bid Price Rule as of March 20, 2024, and the Class A Ordinary Shares would be delisted from the Nasdaq Capital Market and trading of the Class A Ordinary Shares would be suspended at the opening of business on April 2, 2024, unless the Company requested an appeal of this determination.

Accordingly, the Company intends to request an appeal of this determination by March 28, 2024, which is expected to stay the delisting, pending a final written decision by the Nasdaq Hearings Panel.

To regain compliance with the Minimum Bid Price Rule, the Board of Directors determined that it was in the best interest of the Company to solicit the approval of the shareholders to effect the Share Consolidation.

In the event the Class A Ordinary Shares were no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to trade its Class A Ordinary Shares on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the Class A Ordinary Shares would likely have a negative impact on the liquidity and market price of the Class A Ordinary Shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Class A Ordinary Shares; and (ii) the liquidity and marketability of the Class A Ordinary Shares. This could reduce the ability of holders of the Class A Ordinary Shares to purchase or sell Class A Ordinary Shares as quickly and as inexpensively as they have done historically. Delisting could also adversely affect the Company’s relationships with customers and suppliers who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the Class A Ordinary Shares were no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Class A Ordinary Shares, which may cause the market price of the Class A Ordinary Shares to decline.

Registration and Trading of our Class A Ordinary Shares

The Share Consolidation will not affect the registration of the Class A Ordinary Shares or the Company’s obligation to publicly file financial statements and other information with the U.S. Securities and Exchange Commission. When the Share Consolidation is implemented, the Class A Ordinary Shares will begin trading on a post-split basis on the effective date. In connection with the Share Consolidation, the CUSIP number of the Ordinary Shares (which is an identifier used by participants in the securities industry to identify our Ordinary Shares) will change.

Fractional Shares

No fractional shares shall be issued in connection with the Share Consolidation and all fractional shares (after aggregating all fractional shares that would otherwise be received by a shareholder) resulting from the Share Consolidation shall instead be rounded up to the whole number of shares.

Authorized Shares

At the time the Share Consolidation is effective, the authorized Ordinary Shares will be consolidated at the same ratio. The authorized Ordinary Shares of the Company shall be decreased from 90,000,000 Class A Ordinary Shares with a par value of US$0.0005 each and 10,000,000 Class B Ordinary Shares with a par value of US$0.0005 each to 9,000,000 Class A Ordinary Shares with a par value of US$0.005 each and 1,000,000 Class B Ordinary Shares with a par value of US$0.005 each.

Street Name Holders of Class A Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding Class A Ordinary Shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Class A Ordinary Shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates is not required by our shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the effective date. New certificates will not be mailed to shareholders.

Resolution

The Board of Directors proposes to solicit shareholder approval to effect the Share Consolidation of the Ordinary Shares at a ratio of one-for-ten in the form of a shareholder resolution. The resolution to be put to the shareholders to consider and vote upon at the Meeting is the following:

Resolved, as ordinary resolution, that:

Effective on April 18, 2024:

a.	the authorised, issued, and outstanding shares of the Company (collectively, the Shares) be consolidated and divided by consolidating:

I.	every ten (10) Class A Ordinary Shares with a par value of US$0.0005 each into one (1) Class A Ordinary Share with a par value of US$0.005 each; and

II.	every ten (10) Class B Ordinary Shares with a par value of US$0.0005 each into one (1) Class B Ordinary Share with a par value of US$0.005 each,

with such consolidated shares having the same rights and being subject to the same restrictions (save as to par value) as the existing shares of such class as set out in the Company’s memorandum of association (the Share Consolidation);

b.	as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$50,000 divided into 90,000,000 Class A Ordinary Shares with a par value of US$0.0005 each and 10,000,000 Class B Ordinary Shares with a par value of US$0.0005 each to US$50,000 divided into 9,000,000 Class A Ordinary Shares with a par value of US$0.005 each and 1,000,000 Class B Ordinary Shares with a par value of US$0.005 each; and

c.	no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share.

The proposal will be approved if a simple majority of the total votes duly cast in person or by proxy at the Meeting “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE SHARE CONSOLIDATION.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting.

By order of the Board of Directors

March 21, 2024	/s/ Xueyuan Weng
Xueyuan Weng
Chief Executive Officer, Director, and Chairman of the Board of Directors